

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2012

Via E-mail
Dongni Han
Board Secretary
Longhai Steel, Inc.
No. 1 Jingguang Road, Neiqiu County
Xingtai City, Hebei Province 054000
People's Republic of China

> **Re:** **Longhai Steel, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed December 4, 2012**
> **File No. 333-183949**

Dear Ms. Han:

We have reviewed your response letter and the amendment to your registration statement, and we have the following comments.

<u>Risk Factors, page 7</u>

<u>Our operation may be adversely affected by the Chinese New Year . . . , page 8</u>

1. The penultimate sentence added to this risk factor appears to address a risk unassociated with the Chinese New Year but rather with insufficient material supply. Please move this sentence to a separate risk factor that discusses the risk of insufficient material supply.

<u>The PRC government may determine that the VIE Agreements are not in compliance . . ., page 9</u>

2. We note your response to comment 5 of our letter dated November 14, 2012. Please revise this risk factor to remove the mitigating language that the VIE Agreements are deemed binding and enforceable under the PRC law.

<u>Management's Discussion and Analysis . . . , page 21</u>

<u>Results of Operations, page 22</u>

<u>Comparison of Nine Months Ended September 30, 2012 . . . , page 22</u>

3. In the last sentence of the net revenues subsection on page 22, you reference a downturn in the Chinese steel market as well as significant decreases in wire prices due to intensified competition resulting from an increased number of government sponsored

steel production facilities and nationwide policy restricting house purchases, thereby reducing demand on building materials including steel. Please revise your prospectus to include a risk factor discussing the risks associated with such intensified competition, government sponsored steel production facilities, and nationwide policy.

Selling Stockholders, page 57

4. In the selling stockholders table on page 58, you disclose that James and Jennifer Robinson are the beneficial owners are "100,50066" shares of common stock before the offering. Please revise this disclosure to accurately reflect James and Jennifer Robinson's beneficial share ownership before the offering. In this regard, we note from the remaining columns that they appear to own 100,500 shares of common stock.

Note 14 – Stock Option Plan, page F-37

5. We note your disclosure which indicates that you use the Black-Scholes options pricing model to estimate the value of your stock options and your disclosure on page F-40 indicating that you used the Binominal option-pricing model to value stock options. Please revise your disclosures to explain why you have used differing models to price your options.

Recent Sales of Unregistered Securities, page II-2

6. We note your response to comment 17 of our letter dated November 14, 2012, and we reissue the comment. Your response relays how the investors were introduced to the company, but it does not disclose how they actually became interested in the private placement. Please tell us how the investors in the June 6, 2012 private placement became interested in the private placement. In this regard, we note you appear to have placed the securities while you had a registration statement on file. Tell us why you believe this did not constitute a general solicitation and why the two offerings should not be integrated. Refer to Securities Act Release No. 8828 (Aug. 3, 2007) and Question 139.25 of the Securities Act Sections Compliance and Disclosure Interpretations, available on our website.

You may contact Mindy Hooker, Staff Accountant, at (202) 551-3732 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Fang Liu (*via e-mail*)
Pillsbury Winthrop Shaw Pittman LLP